FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of October 2008

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F         ☒         Form 40-F         ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         ☐        No         ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-         ]

NATIONAL BANK OF GREECE

ANNOUNCEMENT

Treasury share buy-back programme

In line with European Commission Regulation 2273/2003, Article 4, par. 4, National Bank of Greece S.A. announces that pursuant to the relevant AGM and BoD resolutions of, respectively, 17 April and 1 October 2008, on 10 October 2008 it bought back 605,341 own shares of a total value of €13,855,573.24 at an average purchase price of €22.89 per share via Athens Exchange member National P&K Securities Investment Services S.A.

Athens, 13 October 2008

NATIONAL BANK OF GREECE

ANNOUNCEMENT

Treasury share buy-back programme

In line with European Commission Regulation 2273/2003, Article 4, par. 4, National Bank of Greece S.A. announces that pursuant to the relevant AGM and BoD resolutions of, respectively, 17 April and 1 October 2008, on 15 October 2008 it bought back 164,550 own shares of a total value of €3,768,195.00 at an average purchase price of €22.90 per share via Athens Exchange member National P&K Securities Investment Services S.A.

Athens, 16 October 2008

NATIONAL BANK OF GREECE

ANNOUNCEMENT

Treasury share buy-back programme

In line with European Commission Regulation 2273/2003, Article 4, par. 4, National Bank of Greece S.A. announces that pursuant to the relevant AGM and BoD resolutions of, respectively, 17 April and 1 October 2008, on 20 October 2008 it bought back 359,850 own shares of a total value of €6,375,110.82 at an average purchase price of €17.72 per share via Athens Exchange member National P&K Securities Investment Services S.A.

Athens, 21 October 2008

NATIONAL BANK OF GREECE

ANNOUNCEMENT

Treasury share buy-back programme

In line with European Commission Regulation 2273/2003, Article 4, par. 4, National Bank of Greece S.A. announces that pursuant to the relevant AGM and BoD resolutions of, respectively, 17 April and 1 October 2008, on 21 October 2008 it bought back 80,966 own shares of a total value of €1,445,365.60 at an average purchase price of €17.85 per share via Athens Exchange member National P&K Securities Investment Services S.A.

Athens, 22 October 2008

NATIONAL BANK OF GREECE

ANNOUNCEMENT

Treasury share buy-back programme

In line with European Commission Regulation 2273/2003, Article 4, par. 4, National Bank of Greece S.A. announces that pursuant to the relevant AGM and BoD resolutions of, respectively, 17 April and 1 October 2008, on 22 October 2008 it bought back 620,453 own shares of a total value of €10,280,447.06 at an average purchase price of €16.57 per share via Athens Exchange member National P&K Securities Investment Services S.A.

Athens, 23 October 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Efstratios-Georgios (Takis) Arapoglou
(Registrant)

Date: 24th October, 2008
Chairman - Chief Executive Officer